ES
:ECOMMISSION
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08025316

SEC
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FEB 04 2008

Washington, DC
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SEC FILE NUMBER
8- 46630

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

revised

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2006 (MM/DD/YY) AND ENDING 09/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE PETROLEUM CLEARINGHOUSE, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Benmar, Suite 100
(No. and Street)

Houston (City) Texas (State) 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Polito 281-873-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 Seventeenth St, #2700 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Ray Olive, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Petroleum Clearinghouse, Inc, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Treasurer

Title

Notary Public

DEBORAH CAROL RADFORD
MY COMMISSION EXPIRES
June 18, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Petroleum Clearinghouse, Inc
PO Box 671787
Houston TX 77267-1787

January 29, 2008

Ladies and Gentlemen:

Per the request of FINRA, in their letter dated January 4, 2008, please find attached the revised audited statements for The Petroleum Clearinghouse, Inc. Please note that pg 9 has been corrected from the original report.

Thank you.

FINRA™
Financial Industry Regulatory Authority

Sent Via First Class U.S. Mail & Certified Mail
Return Receipt Requested

January 4, 2008

The Petroleum Clearinghouse, Inc.
P. O. Box 671787
Houston, Texas 77267-1787
Attn.: Mr. Kenneth R. Olive, Jr., President
and Chief Executive Officer

Ladies and Gentlemen:

This acknowledges receipt of your September 30, 2007, annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A proper calculation of excess net capital. Excess net capital amount required is calculated by taking the net capital amount and removing the greater of either the Aggregate Indebtedness (AI) divided by 15 or the statutory minimum net capital. For The Petroleum Clearinghouse, Inc., the AI/15 is $1282 and the statutory amount is $5000. The audit has the excess net capital amount as $4,232 because the auditor incorrectly removed 100% of the AI from net capital. This is incorrect and the audit needs to be corrected.

Based on the above, your filing does not comply with the requirements of the Rule which is reproduced in the NASD manual under the section titled SEC Rules & Regulation T. We urge you to review the rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to appropriate SEC Regional or District Office, and two copies to the SEC Washington D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

t 972 701 8554
f 972 716 7646
www.finra.org

Please respond to this matter by **January 18, 2008**. Questions may be addressed to Aaron G. Stendell at 972-701-8554.

Sincerely,

Robert L. Cantwell
Supervisor of Examiners

/jw

Enclosures: Form X-17A-5 Part III Facing Page

cc: U.S. Securities and Exchange Commission
Attn.: Ms. Julie Preuitt, Assistant District Administrator
801 Cherry Street, Unit 18
Fort Worth, TX 76102

KPMG LLP
707 Seventeenth Street, Suite 2700
Denver, CO 80202

KPMG

THE PETROLEUM CLEARINGHOUSE, INC.

Financial Statements

September 30, 2007

(With Independent Auditors' Report Thereon)

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ☐ Alternate ☐ [0011]

Name of Broker Dealer: THE PETROLEUM CLEARINGHOUSE, INC. [0013]

SEC File Number: 8-46630 [0014]

Address of Principal Place of Business: 390 BENMAR, SUITE 100 [0020]

Firm ID: 35192 [0015]

HOUSTON [0021] TX [0022] 77060 [00:

For Period Beginning 10/01/2006 [0024] And Ending 09/30/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: KENNETH R. OLIVE, JR., PRESIDE [0030] Phone: 281-873-4600 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ☐ [0040] No ☐ [0041]

Check here if respondent is filing an audited report ☒ [0042]

THE PETROLEUM CLEARINGHOUSE, INC.

Index to Financial Statements

	Page
Independent Auditors' Report	1
Statement of Financial Condition – September 30, 2007	2
Statement of Operations – Year ended September 30, 2007	3
Statement of Stockholder's Equity – Year ended September 30, 2007	4
Statement of Cash Flows – Year ended September 30, 2007	5
Notes to Financial Statements	6
Schedules	
1 Computation of Net Capital – September 30, 2007	9
2 Other Required Information – September 30, 2007	10
Supplementary Information	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
P2ES Holdings, Inc.:

We have audited the accompanying statement of financial condition of The Petroleum Clearinghouse, Inc. (the Company) (a Delaware corporation) as of September 30, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
November 14, 2007

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Financial Condition

September 30, 2007

Assets

Cash and cash equivalents	$	42,682
Prepaid expense		399
Membership in exchange		11,239
Total assets	$	54,320

Liabilities and Stockholder's Equity

Payable to parent	$	19,225
Total liabilities		19,225
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		18,006
Retained earnings		17,079
Total stockholder's equity		35,095
Commitments and contingencies		
Total liabilities and stockholder's equity	$	54,320

See accompanying notes to financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Operations

Year ended September 30, 2007

Retention fee revenue	$	230,204
Other revenue		35,000
Total revenue		265,204
Operating expenses:		
Management service fee		191,836
Administrative fee and expenses		48,409
Occupancy fee		7,673
Total operating expenses		247,918
Income from operations		17,286
Income tax expense		3,274
Net income	$	14,012

See accompanying notes to financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Stockholder's Equity

Year ended September 30, 2007

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
Balances, October 1, 2006	1,000	$ 10	18,006	3,067	21,083
Net Income	—	—	—	14,012	14,012
Balances, September 30, 2007	1,000	$ 10	18,006	17,079	35,095

See accompanying notes to financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Statement of Cash Flows

Year ended September 30, 2007

Cash flows from operating activities:		
Net income	$	14,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in payable to parent		20,239
Decrease in prepaid expense		650
Net cash provided by operating activities		34,901
Increase in cash and cash equivalents		34,901
Cash and cash equivalents, beginning of year		7,781
Cash and cash equivalents, end of year	$	42,682

See accompanying notes to financial statements.

(1) Business

The Petroleum Clearinghouse, Inc. (the Clearinghouse or the Company) was incorporated in the State of Delaware on January 1, 2005. The Company is a wholly owned subsidiary of P2ES Holdings, Inc (P2ES), formerly known as Tristone Energy Services, Inc., a privately held company headquartered in Denver, Colorado. P2ES owns a diversified portfolio of companies that provide software, data, and transaction services to companies in the petroleum industry. P2ES is a majority-owned subsidiary of The Petroleum Place Inc., a privately held company headquartered in Denver, Colorado. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934.

The purpose of the Company is to hold and maintain the broker-dealer license. The Company entered into a Management Services Agreement (MSA) with P2ES in January 2005. Under the terms of the MSA, P2ES pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, pays P2ES monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a remaining maturity, upon purchase, of 90 days or less to be cash equivalents.

(c) Membership in Exchange

The membership in exchange is carried at cost, and has an indefinite life. The Company reviews the membership in exchange for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

(d) Income Taxes

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return. The Company's results of operations are included in the consolidated tax returns of its parent company, P2ES; accordingly, income taxes otherwise payable to taxing authorities are payable to P2ES. The current provision for income taxes represents the Company's estimated tax due to P2ES as if the Company's tax return filings were prepared on a stand-alone basis. Deferred tax assets and liabilities are recorded for the estimated future tax effects

(Continued)

of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying statement of financial condition, and for operating loss and tax credit carryforwards. Through September 30, 2007, there were no such temporary differences or carryforwards.

(e) Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and payable to parent. The Company places its cash with financial institutions that management believes are creditworthy.

(3) Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the Securities Act), the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2007, the excess net capital of the Clearinghouse was $18,457, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

(4) Income Taxes

The estimated federal and state tax liabilities or receivables for income taxes are recorded as income taxes payable to or receivable from parent, which is recorded as a reduction or addition to the payable to parent, net in the accompanying statement of financial condition, reflecting the manner in which the Company and P2ES intend to settle these intercompany balances. The following are the components of the Company's income tax expense for the year ended September 30, 2007:

Current federal income tax expense	$	2,474
Current state income tax expense		800
Total income tax expense	$	3,274

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 15% to income before income taxes for the year ended September 30, 2007:

Federal income tax benefit at statutory rate	$	2,593
State income taxes, net of federal benefit		681
	$	3,274

The Company had no deferred income tax assets or liabilities as of September 30, 2007.

(Continued)

(5) Payable to Parent, Net

The payable to parent includes a change of $20,239 due to P2ES. The payable to parent, net is due on demand.

Schedule 1

THE PETROLEUM CLEARINGHOUSE, INC.

Computation of Net Capital under Rule 15c3-1 of
the Securities Exchange Act of 1934

September 30, 2007

Stockholder's equity qualified for net capital	$	35,095
Less nonallowable assets:		
Membership in exchange		(11,239)
Prepaid expenses		(399)
Net capital		23,457
Net capital requirement:		
The greater of $5,000, or aggregate indebtedness not to exceed 1500% of net capital		5,000
Excess net capital	$	18,457

The reconciliation of the computation of net capital under Rule 15c3-1 to the computation of net capital in conjunction with Form X-17A-5 as of September 30, 2007 is not required as no differences exist.

See accompanying independent auditors' report.

Schedule 2

THE PETROLEUM CLEARINGHOUSE, INC.

Other Required Information

September 30, 2007

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
P2ES Holdings, Inc.:

In planning and performing our audit of the financial statements of the Petroleum Clearinghouse, Inc. (the Company) as of and for the year ended September 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
November 14, 2007

END